LAW OFFICES
Thompson, Welch, Soroko & Gilbert llp
3950 CIVIC CENTER DRIVE, SUITE 300
SAN RAFAEL, CA  94903
(415) 448-5000

FACSIMILE
RICHARD S. SOROKO	(415) 448-5010
email: rsoroko@TWSGLAW.com

SAN FRANCISCO OFFICE
(415) 262-1200

August 12, 2013

Amy Reischauer, Staff Attorney
Brian Pitko, Staff Attorney
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Asterias Biotherapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-187706

Dear Ms. Reischauer and Mr. Pitko:

This letter is being submitted on behalf of Asterias Biotherapeutics, Inc. ("Asterias") in response to your letter of July 23, 2013 regarding Amendment No. 1 to the Registration Statement on Form S-1 (333-187706) (the "Registration Statement") filed by Asterias on June 26, 2013.  We are contemporaneously filing Amendment No. 2 to the Registration Statement to address your comments as set forth below.

Comment 1:

1.  We note your response to our prior comment 2 and your accompanying analysis as to why Geron is not required to be identified as an underwriter in the prospectus. We are unable to concur with your analysis regarding the applicability of Staff Legal Bulletin No. 4 to the facts and circumstances surrounding your proposed offering. Accordingly, please amend your registration statement to identify Geron as an underwriter.

Please see the disclosure added in the Plan of Distribution section on page 83.

Securities and Exchange Commission
August 12, 2013

Comment 2:

2.  We note your response to prior comment 3 and your statement that the sales of fractional shares and shares otherwise issuable to Geron stockholders in excluded jurisdictions by an independent agent should be exempt from the registration requirements of the Securities Act under Section 4(1) of the Act. We are unable to concur with your analysis regarding the applicability of the guidance you have cited to the facts and circumstances surrounding your proposed offering. Accordingly, please confirm that you intend to register the sales of fractional shares and shares otherwise issuable to Geron stockholders in excluded jurisdictions under your registration statement. In this regard, we note that the cover page of your prospectus appears to indicate that the sale of aggregated fractional shares and shares otherwise issuable to Geron stockholders in excluded jurisdictions are intended to be included within the offering prospectus.

We confirm that we intend to register the sales of fractional shares and shares otherwise issuable to Geron stockholders in excluded jurisdictions under the registration statement, as reflected on the cover page.  We believe that the sale of the shares referenced in the comment is covered by the registration statement and is "part and parcel" of the Series A Distribution, and therefore would be part of the registration under this S-1, unless otherwise exempt.  To the extent that an exemption from registration is not otherwise available to Geron with respect to aggregated fractional shares and shares otherwise issuable to Geron stockholders in excluded jurisdictions, such shares would be sold pursuant to the registration statement.

Comment 3:

3.  Please note that where we provide examples or references to portions of your filing to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filings that we have not cited as examples, please make the appropriate changes elsewhere in the filing in accordance with our comments.

Asterias has taken this comment into account in Amendment No. 2.

Comment 4:

4.  Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits

Please see the exhibits filed with Amendment No. 2.

Comment 5:

5.  Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

•	Disclose that you are an emerging growth company;
•	Describe how and when a company may lose emerging growth company status;
•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
•	State your election under Section 107(b) of the JOBS Act:

Securities and Exchange Commission
August 12, 2013

o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Please see the disclosure added on page 10 under the caption "Additional Information."

There are no written communications that Asterias will present to investors under Section 5(d) of the Securities Act; nor, to Asterias' knowledge, are there any research reports about Asterias published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer participating in the Series A Distribution.

Comment 6:

Prospectus Summary, page 3

6.  We note your reference to the safe harbor provisions for forward looking statements available under Section 27A of the Securities Act and Section 21E of the Exchange Act. As you are not currently a public company subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934, the safe harbors available under these provisions are not currently available to you. Accordingly, please revise your disclosure to remove any reference to the availability of safe harbors for forward-looking statements.

The reference to the safe harbor provisions for forward looking statements has been deleted.

Securities and Exchange Commission
August 12, 2013

Comment 7:

Prospectus Summary, page 3

7. We note that your summary only discusses the positive aspects of your proposed business. The prospectus summary should provide a brief, but balanced, description of the key aspects of the company. Please revise the summary to add a brief discussion of any negative aspects of or risks associated with your strategy and prospects. Please also note that the balancing disclosure you provide should be no less prominent than your positive disclosure. This means that you cannot satisfy the comment by merely providing a cross-reference to the risk factors section.

Please see the disclosure added on page 9.

Comment 8:

The Asset Contribution, page 4

8.  Please describe the distinction between your Series A shares and your Series B shares and explain how holders of Series B shares may convert their shares into Series A shares.

Please see the disclosure added on page 7.

Comment 9:

Cash Contribution by Private Investor, page 6

9.  Please revise your prospectus to discuss the circumstances under which Romulus might fail to make its $5 million contribution.

Please see the disclosure added on page 6.

Comment 10:

Products Under Development, page 8

10.  At your first reference, please provide a brief description of Canavan's disease.

Please see the disclosure added in footnote (1) on page 8.

Securities and Exchange Commission
August 12, 2013

Comment 11:

Products Under Development, page 8

11. Please provide an estimated number of patients for the other treatment indications that you identify in the chart on page 8.

Please see the disclosure added in the table on page 8.

Comment 12:

Summary Financial Data, page 10

12.  Please disclose the individual entries that adjust actual amounts to the "as adjusted" amounts at December 31, 2012 and March 31, 2013. Also, please clarify in the filing the expected accounting treatment for each transaction in the asset contribution agreement. Cite the accounting literature you are using to support your accounting treatment.

Please see the footnotes and additional disclosure added in the Summary Financial Data section on page 11.

Comment 13:

Summary Financial Data, page 10

13.  Your disclosure on page 33 indicates that you are unable to determine which Geron products will be developed, the required cost and development time. Please clarify in the filing how the value of the intangible assets was determined and cite the accounting literature you used to support your accounting treatment.

In accordance with Accounting Standards Codification 805, Business Combinations (“ASC 805”), the total purchase consideration paid by Asterias for the assets to be contributed by BioTime and Geron will be allocated to the net tangible and identifiable intangible assets acquired, and liabilities assumed, based on the expected estimated fair values of those assets on the anticipated closing of the Asset Contribution.  Asterias expects to amortize intangible assets over an estimated useful life of 10 years on a straight line basis.

Additional disclosure as to the allocation of value to, and amortization of, the acquired assets has been added on pages 11 and 28, and a discussion of amortization has been added to Note 2 to the Financial Statements.  In this regard, values will be assigned to classes of assets, including intangibles, post-closing in accordance with ASC 805.  While definitive decisions on which research and development programs will be undertaken first may not have been made, it is already known that some of the patents represent technology that is in a more advanced stage of development than other technology, and valuation considerations will include the stage of development of the technology acquired.  For, example, the OPC1 and VAC-1 technologies have already been used in clinical trials, while other technologies have only been used in the laboratory.  Further, Asterias may use acquired patents to undertake development programs that are different than the Geron programs.  For example OPC1 cells have the potential to be used in a number of different therapeutic protocols.  Moreover, a decision not to initially undertake a particular product development program does not necessarily mean that the related technology acquired is of no value, since prioritization does not necessarily mean abandonment of technology that is not slated for immediate development.  It is also possible that some patents will be licensed to third parties for development, rather than developed in house.

The valuation of intellectual property assets will be reviewed periodically, not less frequently than annually, and adjustments will be made for any impairment of assets that arises, as described in Impairment of long-lived assets” added to Note 2 to the Financial Statements.

Comment 14:

"We are a newly organized, development stage company…" page 11

14.  Please expand this risk factor or add a standalone risk factor that states that you have a history of operating losses and negative cash flows since inception, and expect to continue to incur losses and negative cash flows in the future. Please also disclose that since inception you have received funding for formation and operating costs from BioTime and that you expect to continue to receive such funding from BioTime until the consummation of the Asset Contribution.

Please see the disclosure added on page 11.

Securities and Exchange Commission
August 12, 2013

Comment 15:

"There is no certainty that our pending or future patent applications…" page 19

15.  Please expand the third bullet point of this risk factor to explain what you mean by "mathematical correlation of the presence of a…metabolite." In addition, please briefly explain how the decision in Mayo Collaborative Services may limit your ability to develop diagnostic methods and the potential impact of that limitation on your business.

Please see the disclosure added on page 19.

Comment 16:

"We will assume Geron's appeal of two adverse patent rulings, …" page 19

16.  Please expand this risk factor to explain how the underlying patents concerning definitive endoderm cells relate to your potential products and why an adverse ruling in the cited appeals could preclude you from developing therapies to treat diabetes and other diseases.

Please see the disclosure added on page 19.

Comment 17:

Our stock price could decline due to the large number of outstanding shares…" page 25
17.  We note your disclosure on page 25 that you have "agreed to register for sale under the Securities Act the 2,136,000 Series B Shares that will be sold to Romulus, and up to 350,000 additional Series B Shares that Romulus may acquire by exercising its warrants, and the Series A Shares into which Romulus's Series B Shares may be converted in the future." Please discuss whether the consummation of the Asset Contribution is contingent upon the registration of the offering of shares to be acquired by Romulus and identify when you will seek to register shares.

Please see the disclosure added on page 25.

Comment 18:

Capitalization, page 28

18.  Please explain to us why the amounts of total stockholders' equity (deficit) on an "as adjusted" basis at December 31, 2012 and March 31, 2013 differ from the corresponding amounts on page 10.

As of June 30, 2013 for capitalization purposes, in the table on page 28, we:

•
included $10,932,858, representing the fair value of 8,000,000 BioTime Warrants which are to be distributed in the BioTime Warrants Distribution and are expressly excluded in the Summary Financial Data.

•	excluded $65,000 payable to Geron under the Telomerase Sublicense after the close of the Asset Contribution.

Additional disclosure has been added to clarify this in the Capitalization section on page 28.

Securities and Exchange Commission
August 12, 2013

Comment 19:

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 29

19.  You state in the first paragraph of this Section that you "will also receive a minimum of 8,902,077 BioTime common shares in the Asset Contribution." Please revise this statement to clarify under what circumstances you may receive more than 8,902,077 shares in the transaction.

Please see the disclosure added on page 29.

Comment 20:

Business Strategy, page 32

20. Please revise your disclosure to clarify what you mean in the table by "fully characterized" and "partly characterized" cells.

Please see the disclosure added to the table on page 32.

Comment 22:

Potential Products Overview, page 33

21. Your disclosure includes several scientific or technical terms that may be unfamiliar to lay readers. Where appropriate, please expand your disclosure to include explanations of terminology, in the first instance you use the terminology, so that it may be understood by average investors. Examples of terms you should explain further include:
•	in vivo and in vitro environments
•	allogeneic and autologous cells
•	cardiac sarcomeric and gap junction proteins and transcription factors, in the context of your immumo-cytochemical analysis of CM-1 cells
•	HERG-channel blockers
•	HL-A, B and C and Class 2 alleles
•	ejection fraction
•	glucose excursions
•	recapitulates the embryonic pancreatic development lineage
•	glucose homeostasis
•	xenograft barriers
•	qPCR
•	phagocytic activity
•	chemotactic responses
•	HLA and HLA matching

Please see the disclosures added on pages 32 through 42.

Securities and Exchange Commission
August 12, 2013

Comment 23:

IC-1: hESC-Derived Islets for the Treatment of Diabetes, page 37

23. Please expand your disclosure to explain briefly what you mean by "physiologically relevant concentrations" of human C-peptide.

Please see the disclosure added on page 37.

Comment 24:

VAC-1 and VAC-2, Technology For Potential New Cancer Vaccines, page 39

24. Please expand your disclosure to explain briefly what you mean by the notation "(95% CI: 42-95%)" in your discussion of the disease-free survival rate for patients with high risk of relapse.

Please see the disclosure added on page 39.

Comment 25:

VAC-1 and VAC-2, Technology For Potential New Cancer Vaccines, page 39

25. Please expand your discussion of adverse events to explain briefly what you mean by "idiopathic thrombocytopenic purpura."

Please see the disclosure added on page 39.

Comment 26:

VAC-1 and VAC-2, Technology For Potential New Cancer Vaccines, page 39

26. Please revise your disclosure to explain briefly what the ELISPOT assay is, as you do on page 41.

Please see the disclosure added on page 39.

Securities and Exchange Commission
August 12, 2013

Comment 27:

VAC2: hESC-Derived Dendritic Cells, page 40

27. Please expand your disclosure to explain briefly what you mean when you state that your protocol is "clinically compliant."

Please see the disclosure added on page 40.

Comment 28:

Manufacturing and Process Development Technologies, page 41

28. The disclosure throughout your prospectus appears to indicate that the verification processes, including those for the functional state of transferred cells and other biologic reagents, will be completed between three and six months following the Asset Contribution. However on page 41, you state that "the GMP banks of undifferentiated hES cells that we will acquire from Geron have been well characterized and validated" and "qualified for human biologics production per FDA guidelines." Please explain this apparent inconsistency and revise your disclosure accordingly.

Please see the disclosure added on page 41.

Comment 29:

Cells Derived from hES Cells for Drug Discovery, Development and Toxicology, page 43

29. You state that the GE Healthcare agreement will terminate upon expiration of all valid claims under the licensed patents. Please revise this description to specify the estimated year of termination of the agreement. Please also revise your disclosure to identify the specific royalty percentage and potential milestone payments that may be paid by GE Healthcare under the agreement.

Based on the revenues being generated by royalties on sales of products developed under the Corning and GE Heathcare agreements, neither agreement is expected to be material to Asterias.  Although disclosure of the existence of the agreements would present additional information about the assets being acquired by Asterias in the Asset Contibution, it may also be the case that readers might get the impression that those agreements are of greater financial value and significance than is the case.  Accordingly, Asterias has elected to delete the discussion of those agreements.

Securities and Exchange Commission
August 12, 2013

Comment 30:

Patents and Trade Secrets, page 44
30. Please expand this section to identify the jurisdictions in which your material patents have been issued.

Please see the disclosure added on page 43.

Comment 31:

Licensed Stem Cell Technology and Stem Cell Product Development Agreements, page 47

31. Please expand your discussion to describe the material terms of the following agreements, including the parties' material rights and obligations, the duration of the agreement and any termination provisions, and material payments obligations including royalty percentages and potential milestone payments:

•	the license agreement with the University of California relating to the oligodendrocyte progenitor patents; and
•	the license agreement with the University of Oxford and the Robarts Research Institute of the University of Western Ontario relating to the dendritic cell patents.

In addition, please file a copy of each agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Please see the disclosure added on page 46 with respect to the University of California license agreement.

Asterias has determined that the license agreements with the University of Oxford and the Robarts Research Institute of the University of Western Ontario relating to dendritic cells patents are not material because the licensed patents are not likely to be used in Asterias' initial research and development programs.

With regard to filing the University of California license agreement as an exhibit, Item 601(b)(10) requires the filing of materials contracts to which the registrant is a party.  Asterias is not a party to the license agreement at this time, and will not become a party until the assignment and assumption of that agreement upon the closing of the Asset Contribution.  Asterias has no inherent legal right to file a contract involving third parties only.  After the assignment of the license agreement to Asterias, Item 601would require the filing of a license agreement that is a material contract with Asterias' Form 10-Q pertaining to the quarter in which the assignment of the agreement took place, on the same basis as if the agreement were one subject to disclosure under Item 1.01 of Form 8-K.  We also note that the filing of contracts which a registrant will acquire through a business acquisition or business combination that is subject to a registration statement is not required by Item 601.

Securities and Exchange Commission
August 12, 2013

Comment 32:

Telomerase Sublicense, page 47

32. Please expand your discussion of the Telomerase Sublicense to specify the amount of the material payments, including the upfront license fee, the annual license fee, and the royalty rate, and file a copy of the agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Please see the disclosure added on page 46.  For the reasons discussed above, we do not believe that filing the Telomerase Sublicense is required by Item 601(b)(10).  However, because the Telomerase Sublicense is as an exhibit to the Asset Contribution Agreement and as such was filed as part of an exhibit to a Form 8-K filed by BioTime, Inc., Asterias has elected to file a copy of the sublicense agreement as an exhibit to the registration statement.

Comment 33:

Corning Agreement, page 47

33. Please expand your discussion of the Corning Agreement to disclose the approximate date of expiration of the royalty payment term and to specify the percentage royalties you may receive under the agreement. Please also file a copy of the agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Please see our response to Comment 29.

Comment 34:

Royalty Agreement with Geron, page 47

34. Please expand your discussion of the Royalty Agreement with Geron to disclose the duration of the agreement and any termination provisions, and file a copy of the agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Please see the disclosure added on page 46.  For the reasons discussed above, we do not believe that filing the Royalty Agreement is required by Item 601(b)(10).  However, as with the Telomerase Sublicense, the Royalty Agreement is as an exhibit to the Asset Contribution Agreement and as such was filed as part of an exhibit to a Form 8-K filed by BioTime, Inc., and Asterias has elected to file a copy of the Royalty Agreement as an exhibit to the registration statement.

Securities and Exchange Commission
August 12, 2013

Comment 35:

Certain Relationships and Related Transactions, page 68

35. Please expand your disclosure in this section to include a description of the material terms of your April 2013 promissory note to BioTime.

Please see the disclosure added on page 68.

Comment 36:

The Series A Distribution, page 80

36. Please expand your description here and in the Prospectus Summary on page 7 regarding the distribution of cash in lieu of shares in certain to-be-determined excluded jurisdictions to explain briefly the criteria for determining these excluded jurisdictions. Please also identify the minimum threshold for the number of Geron shares that must be held prior to triggering the aggregation, sale and distribution of proceeds of shares to be distributed in excluded jurisdictions.

Please note that excluded jurisdictions are those in which the distribution is not permissible, and further that Asterias does not have an obligation to register the Series A Distribution to make it permissible in any jurisdiction where fewer than 20,000 Geron shares are held in the aggregate.   We have added disclosure to this effect on page 7 in the Summary, on page 79, and on page 83 in the Plan of Distribution.

Comment 37:

Description of Capital Stock—Voting Rights, page 84

37. Please expand your disclosure to describe briefly the vote required by holders of your common stock to take action.

Please see the disclosure added on page 84.

Financial Statements
Notes to the Financial Statements:

Comment 38:

1. Organization and Basis of Presentation, page F-7

38. Please disclose all significant terms of the asset contribution agreement, including the number of Series A and B shares and the number of warrants that the company will issue and the terms of the warrants.

Please see the disclosure added on page F-8.

Securities and Exchange Commission
August 12, 2013

Comment 39:

2. Summary of Significant Accounting Policies
Basis of Presentation, page F-9

39. You state that historically you operated as part of BioTime and not as a stand-alone company. Please tell us how you considered Staff Accounting Bulletin Topic 1:B in preparing the stand alone financial statements and provide additional disclosure in the filing.

BioTime allocates expenses incurred and paid on behalf of Asterias such as salaries and payroll related expenses based on time incurred, and legal and accounting fees, rent and utilities, office and computer supplies, and travel and entertainment expenses to the extent that those expenses are incurred by or on behalf of Asterias.  BioTime also allocates certain overhead expenses such as insurance expenses, and internet and telephone expenses based on a percentage determined by management.  Management evaluates appropriateness of the percentage on a quarterly basis and believes that this basis for allocation is reasonable.

Part II

Comment 40:

Item 13. Other Expenses of Issuance and Distribution, page II-1

40. Please revise your table to itemize separately any federal taxes, state taxes and fees, and/ or transfer agents' fees in connection with the Series A Distribution.

Please see the disclosure added on page II-1.  No federal or state taxes or fees, other than state securities or "blue sky" filing fees will be payable in connection with the Series A Distribution.

Item 16. Exhibits and Financial Statement Schedules, II-2

Comment 41:

41. We note that you have removed the asset contribution agreement, previously listed as Exhibit 10.1 to your registration statement. Please restore this exhibit pursuant to Item 601(b) of Regulation S-K.

The Asset Contribution Agreement has been filed as Exhibit 2.1.

Comment 42:

42. Please file a copy of each of the following agreements as an exhibit to your registration statement pursuant to Item 601(b) of Regulation S-K:
•	the exclusive license and alliance agreement with GE Healthcare UK Limited;
•	the sublicense to use hES differentiation patents owned by BioTime's subsidiary ESI;
•	the employment agreement with Dr. Okarma;
•	stock option agreements with your named executive officers, or a form thereof; and
•	the stock purchase agreement relating to the September 2012 investment by BioTime

Securities and Exchange Commission
August 12, 2013

The requested agreements, other than the GE Healthcare UK Limited agreement, have been filed as exhibits.  With regard to the GE Healthcare UK agreement, kindly refer to our response to Comment 29 above.

Please direct all correspondence and communications with respect to the Registration Statement to the undersigned.

Very truly yours,

s/Richard S. Soroko
Richard S. Soroko